SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————
Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

March 13, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael Moran
Accounting Branch Chief

Re:	bioMETRX, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 19, 2006
Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed February 9, 2007
Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006
Filed February 9, 2007
Form 8-K/A for the Period May 27, 2005
Filed September 1, 2005
File No.’s 000-15807

Ladies and Gentlemen:

We write this letter on behalf of bioMETRX, Inc. (“bioMETRX” or the “Company”) in response to your Letter of Comment dated February 27, 2007, relating to bioMETRX’s above referenced filings.

In response to your Letter of Comment, we have amended and filed bioMETRX’s Form 10-QSB for the Quarter Ended September 30, 2006 and its Form 10-KSB for the year ended December 31, 2005. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

Part I

Explanatory Note

1. We have revised the Explanatory Note in the amended filings being filed herewith to discuss management’s re-evaluation of the effectiveness of the disclosure controls and procedures and that the financial statements and information on From 10-KSB filed on April 19, 2006 and amended and filed on November 30, 2006 should no longer be relied upon. We also modified the Explanatory Note to state that the Company modified the audit report for additional procedures performed related to the financials and disclosure revisions.

Securities and Exchange Commission
March 13, 2007

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2005

General

2. We have electronically filed herewith the supplemental letter dated February 12, 2007.

Item 7. Financial Statement, page F-1

Statement of Stockholder Equity, page F-5

3. The date of the audit report has been modified to reflect additional audit procedures performed on adjustments to the revised financial statements.

Consolidated Balance Sheet, page F-2

4. The consolidated financial statements and related notes have been labeled as restated for September 30, 2006 and December 31, 2005.

Statement of Stockholders’ Equity, page F-5

5. For the year ended December 31, 2004 the weighted average shares outstanding has been revised to reflect 3,554,606. In addition, the weighted average shares outstanding for the year ended December 31, 2005 have been revised.

Note 7 - Commitments and Contingencies, page F-22

6. The 25,000 options were granted in connection with Ms. Yarde’s August 2005 employee agreement and these options are disclosed in the supplemental schedule. Ms. Yarde was granted 250,000 options in connection with her January 2006 amended employment agreement.

Item 8A - Controls and Procedures, page 33

7. We have revised and disclosed in reasonable detail, each of the material weaknesses in controls and procedures that led to the errors discussed in the Explanatory Note on the cover page. Included in such disclosure is when the material weakness first arose, the dates each material weakness was discovered and whether or not the material weakness still exists as of the end of the period covered by the respective reports.

8. We have determined that the disclosure controls and procedures were ineffective as of September 30, 2006 and have stated such in Form 10-QSB for the quarter ended September 30, 2006.

Securities and Exchange Commission
March 13, 2007

9. We have revised and referenced Rule 13a-15e.

10. We have excluded the disclosure that there have been no changes during the fourth quarter ending December 31, 2005 to our internal control over financial reporting.

Amendment to Form 10-QSB for the Three Months Ended September 30, 2006

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Recently Issued Accounting Pronouncements, page 7

11. In future filings we will provide all of the disclosures required by paragraphs A240-A241 in SFAS 123(R).

Item 3, Controls and Procedures, page 31

12. Please be advise that the Company’s chief executive and financial officers have concluded that our disclosure controls were ineffective as of March 31, 2006, June 30, 2006 and September 30, 2006.

13. In future filings we shall revise the disclosure for controls and procedures to include the following:

•	A conclusion from our chief executive officer and chief financial officer that disclosure control procedures are either effective or ineffective as of the end of the period covered by the report.

•	The complete and entire definition of disclosure controls and procedures in Rule 13a-15(e) or 15d-15(e).

•	Managements conclusions as to their evaluations of disclosure controls and procedures pursuant to Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.

We will also disclose, in detail, each material weakness in controls and procedures that led to the errors discussed in the explanatory note on the cover page that explained the reason for the amended filing. Such disclosure specifies when the material weakness first arose, the date on which the material weakness was discovered and whether or not the material weakness still existed as of the end of each period covered by the report.

Form 8-K/A Dated May 27, 2005, Filed September 1, 2005.

14.  In future filings the disclosure for the 1.5 million shares will be clarified.

Securities and Exchange Commission
March 13, 2007

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated February 27, 2007. If you have any additional comments, please address to them to me on behalf of the bioMETRX.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider

JCS/mr
Enclosures